Mail Stop 3561

July 23, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. Terry J. Lundgren
Chief Executive Officer
Macy's, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

> **Re: Macy's, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed April 1, 2009**
> **Revised Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2009**
> **File No. 1-13536**

Dear Mr. Lundgren:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Annual Report on Form 10-K</u>

<u>Item 1. Business, page 2</u>

1. Please disclose the year in which you were incorporated. Refer to Item 101(a)(1) of Regulation S-K.

2. You state that one of your wholly-owned direct subsidiaries is responsible for the "private label development for the Company's Macy's branded operations." Please tell us the importance, duration and effect of any trademarks and licenses held in connection with your branded operations. Refer to Item 101(c)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

3. Recent news reports regarding the economy and analyses of the recent difficulties in the retail, financial and credit markets have focused on the negative impact these uncertain times have had on consumer retail spending in 2008. Further, these reports support the contention that current economic difficulties have caused and will continue to cause consumers to reduce their discretionary retail spending. Please ensure that you discuss in detail the actions you have taken and expect to continue to take in light of the current economic environment with respect to the closure of stores, reductions in capital spending, implementation of operating expense reductions and your stated inability to access the commercial paper market during much of 2008.

Please revise your disclosure to provide an overview of your performance in the last fiscal year, to discuss how these trends and current economic issues are affecting your current operations as well as liquidity. In this regard, discuss any specific programs you have developed or will develop in order to address these trends and offset their impact on results of operations in future periods. In addition, please consider whether a risk factor relating to these issues is appropriate. Refer to Item 303(a)(1)(2)(3) of Regulation S-K. Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

Liquidity and Capital Resources, page 21

4. You state that your budgeted capital expenditures for 2009 are approximately $450 million. Please describe how you have committed to use or anticipate using these funds. Refer to Item 303(a)(2) of Regulation S-K.

Exhibits

5. Please ensure that you file all schedules and exhibits to the exhibits to your Annual Report on Form 10-K. See Item 601(b)(10) of Regulation S-K. As examples only, we note that you have not provided the schedules to the Amended and Restated Guarantee Agreement filed as Exhibit 10.2 to the Form 10-K, or the schedules and annexes to the Purchase, Sale and Servicing Transfer Agreement filed as Exhibit 10.9 to the Form 10-K. Please review the agreements filed as

exhibits to the Form 10-K, and re-file complete agreements with your next periodic or current report.

Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 44

Annual Performance-Based Bonus, page 53

6. You state that you set performance goals for EBIT, sales and cash flow for the 1992 bonus plan. We note that you have not disclosed these goals for the 1992 bonus plan, but that you have indicated that disclosure of these goals would cause you competitive harm. We further note that you believe these goals are challenging. Please disclose the goals for your completed fiscal year. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you continue to believe that disclosure of the targets would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.

Restricted Stock, page 59

7. Please identify the components of the 10-company executive compensation peer group. See Item 402(b)(2)(iv) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director